News Release

Alexco Passes Key Milestone in Permitting of the Bellekeno Mine

June 17, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to report that it has passed a key milestone in the permitting process for the planned resumption of production at the historic Bellekeno Mine, one of Alexco’s wholly owned properties in the Keno Hill silver district of Canada’s Yukon Territory.

The Designated Office Evaluation Report, issued June 12, 2009 by the Yukon Environmental and Socioeconomic Assessment Board, recommends that the Bellekeno project be allowed to proceed, subject to specified mitigation measures. The next steps in the mine approval process will be undertaken by the Government of Yukon and the Yukon Water Board.

Approval to construct the mill will come with the issuance of the Quartz Mining Licence, expected later this summer, and approval to operate the mill will come with the Type A Water Use Licence, expected by the first quarter of 2010. This permitting timeline keeps the mine planning on schedule, with an anticipated formal production decision later this summer.

“Alexco is pleased to have achieved this milestone in the permitting of the Bellekeno Mine project, essentially in a form and within the schedule originally anticipated in the project brief. We now look forward with confidence to the process which will hopefully result in a Quartz Mining Licence and a Water Use Licence being awarded this summer and by early next year respectively, as originally planned”, said Clynton Nauman, President & CEO of Alexco.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill silver district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include

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management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.